UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               STACIE YATES, ESQ.
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                                 75 STATE STREET
                                BOSTON, MA 02109

                                 AUGUST 3, 2005
                          As Amended September 8, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

 -----------------------------------------------------------------------------
 Transaction Valuation: $18,000,000(a)    Amount of Filing Fee:  $2,118.60 (b)
 -----------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,177.00
                                  -------------------------------------
         Form or Registration No.:          SC TO-I
                                    --------------------------
         Filing Party: CSFB Alternative Capital Long/Short Equity
                       Master Fund, LLC
                       ------------------------------------------
         Date Filed:   August 3, 2005
                      ----------------

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 3, 2005 by CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund") , relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).

         The purpose of this Amendment is to notify Members about the increase and extension of the offer to purchase Interests ("Offer").

INCREASE AND EXTENSION OF THE OFFER

         The transaction value of the Offer has increased to $18,000,000 due to the tendering of excess Interests of the Fund. Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally August 31, 2005, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Thursday, September 22, 2005. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated on September 30, 2005 ("Valuation Date").

EXHIBITS

         Notice of this amendment in the form of the letter attached hereto as
Exhibit 1 will be sent to all members of the Fund who received the Offer to Purchase and the Letter of Transmittal. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

         Except as amended herein, all other terms of the Statement filed on August 3, 2005 shall remain the same.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.




                    CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                    By:   /s/ James H. Vos*
                         --------------------------
                          Name:  James H. Vos
                          Title: President and Manager


September 8, 2005

                  * By:   /s/ Stacie Yates
                         --------------------------
                          Stacie Yates
                          Attorney-In-Fact, pursuant to Power of
                          Attorney filed herewith
                          September 8, 2005

                                POWER OF ATTORNEY

            KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned
                            constitutes and appoints

                           JIM VOS (A.K.A. JAMES VOS)
                                  STACIE YATES
                                 MICHAEL CACCESE
                                 GEORGE ZORNADA

and each of them, with full power to act without the other, as true and lawful attorneys-in-fact and agents, with full and several power of substitution, to take any appropriate action to execute and file with the U.S. Securities and Exchange Commission, any amendment to the registration statements of CSFB Alternative Capital Multi-Strategy Fund, LLC, CSFB Alternative Capital Event Driven Fund, LLC, CSFB Alternative Capital Long/Short Equity Fund, LLC, CSFB Alternative Capital Relative Value Fund, LLC, CSFB Alternative Capital Tactical Trading Fund, LLC, CSFB Alternative Capital Multi-Strategy Institutional Fund, LLC, CSFB Alternative Capital Event Driven Institutional Fund, LLC, CSFB Alternative Capital Long/Short Equity Institutional Fund, LLC, CSFB Alternative Capital Relative Value Institutional Fund, LLC, CSFB Alternative Capital Tactical Trading Institutional Fund, LLC, CSFB Alternative Capital Multi-Strategy Master Fund, LLC, CSFB Alternative Capital Event Driven Master Fund, LLC, CSFB Alternative Capital Long/Short Equity Master Fund, LLC, CSFB Alternative Capital Relative Value Master Fund, LLC and CSFB Alternative Capital Tactical Trading Master Fund, LLC (the "Funds"), to file any request for exemptive relief from state and federal regulations, to file the prescribed notices in the various states regarding the sale of shares of the Funds, to perform on behalf of the Funds any and all such acts as such attorneys-in-fact may deem necessary or advisable in order to comply with the applicable laws of the United States or any such state, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act requisite and necessary to be done in connection therewith, as fully as each might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on the 9th day of March 2005.

/s/ Philip B. Chenok                           /s/ Jim Vos (a.k.a. James Vos)
--------------------                           ------------------------------

/s/ Charles A. Hurty                           /s/ Karin B. Bonding
--------------------                           --------------------

                                  EXHIBIT INDEX

EXHIBITS

     1 Form of Letter from the Fund to Members Relating to Amendment No. 1 of Schedule TO.

     2   Form of Letter of Transmittal.

     3   Form of Notice of Withdrawal of Tender.

                                    EXHIBIT 1

               FORM OF LETTER FROM THE FUND TO MEMBERS RELATING TO
                       AMENDMENT NO. 1 TO THE SCHEDULE TO

September 8, 2005

         RE: CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund")

Dear Member:

         We are writing to inform you of important information relating to the Fund's offer ("Offer"), dated August 3, 2005, to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members").

         The purpose of this letter is to notify Members about the increase and extension of the Offer.

Increase and Extension of Offer

         On August 3, 2005, the Fund notified Members of its Offer to purchase Interests from Members at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Offer originally had a transaction value of $10,000,000, unless the Offer was increased. The Board of Managers ("Board") of the Fund has determined to increase the Offer transaction value to $18,000,000. The Offer was to remain open until 12:00 midnight, Eastern Time, on Wednesday, August 31, 2005, unless the Offer was extended. The Board of Managers of the Fund has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Thursday, September 22, 2005. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated on September 30, 2005 ("Valuation Date").

Other Information

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than SEPTEMBER 22, 2005. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

         All tenders of Interests must be received by the Adviser, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by September 22, 2005. Mail and fax instructions are included in the Letter of Transmittal.

         Except as amended herein, all other terms of the Offer sent to you on August 3, 2005 shall remain the same.

         If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PFPC at (800) 348-1824.

Sincerely,

CSFB Alternative Capital Long/Short Equity Master Fund, LLC

                                    EXHIBIT 2

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                              Dated August 3, 2005
                          As Amended September 8, 2005

                       THIS LETTER OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                             BY SEPTEMBER 22, 2005.


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
             AT 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 22, 2005,
                          UNLESS THE OFFER IS EXTENDED.


               Complete This Letter Of Transmittal And Return To:

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned hereby tenders to CSFB Alternative Capital Long/Short Equity Master Fund, LLC, a closed-end, non-diversified, management investment company organized as a limited liability company under the laws of the State of Delaware (the "Fund"), the outstanding units of interest in the Fund or portion thereof (the "Interest") held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated August 3, 2005, as amended September 8, 2005 (the "Offer"), receipt of which is hereby acknowledged in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

         The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by Investment Manager and notified to the undersigned.

         Any Members tendering all of their Interests will receive a "Post-Audit Payment" portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due will also be made by wire transfer of the funds to the undersigned's account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of September 30, 2005, subject to an extension of the Offer as described in Section 8 of the Offer. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

         All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

         PLEASE FAX OR MAIL (VIA CERTIFIED MAIL,  RETURN RECEIPT  REQUESTED) TO:
CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC, C/O PFPC INC., P.O. BOX 219, CLAYMONT, DE 19703, ATTENTION: TENDER OFFER ADMINISTRATOR. FOR ADDITIONAL INFORMATION: PHONE: (800) 348-1824 OR FAX: (302) 791-2790.

PART 1.  NAME:

         Name of Member:  ___________________________________

         Telephone Number:  __________________________________

PART 2.  AMOUNT OF OUTSTANDING UNITS OF INTEREST
         BEING TENDERED:

         [ ]      The undersigned's entire outstanding units of interest.

         [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

         $
          -----------------------


PART 3.  PAYMENT:

         CASH PAYMENT

         Cash payments will be wire transferred to the account you specify below:

                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held

PART 4.  SIGNATURE(S):


FOR INDIVIDUAL INVESTORS                    FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------------  ------------------------------------
Signature                                   Print Name of Investor
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)


------------------------------------------  ------------------------------------
Print Name of Investor                      Signature
                                            (SIGNATURE OF OWNER(S)
                                            EXACTLY AS APPEARED ON
                                            SUBSCRIPTION AGREEMENT)


------------------------------------------  ------------------------------------
Joint Tenant Signature if necessary         Print Name of Signatory and Title
(SIGNATURE  OF OWNER(S) EXACTLY
AS APPEARED ON SUBSCRIPTION
AGREEMENT)


------------------------------------------  ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S)
                                            EXACTLY AS APPEARED
                                            ON SUBSCRIPTION
                                            AGREEMENT)


                                            ------------------------------------
                                            Print Name and Title of Co-signatory
Date:    ______________

                                    EXHIBIT 3

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                   Tendered Pursuant to the Offer to Purchase
                              Dated August 3, 2005
                          As Amended September 8, 2005


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                            RECEIVED BY PFPC INC. BY,
              12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 22, 2005,
                          UNLESS THE OFFER IS EXTENDED.


                Complete This Notice of Withdrawal And Return To:

          CSFB Alternative Capital Long/Short Equity Master Fund, LLC,
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its outstanding units of interest in CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal
dated                 .
      ----------------

         Such tender was in the amount of:

         [ ]   The   undersigned's   entire   outstanding  units  of
               interest.

         [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

         $
          -----------------------

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                 FOR OTHER INVESTORS:
AND JOINT TENANTS:


---------------------------------------  ---------------------------------------
Signature                                Print Name of Investor
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)


---------------------------------------  ---------------------------------------
Print Name of Investor                   Signature
                                         (SIGNATURE OF OWNER(S)
                                         EXACTLY AS APPEARED ON
                                         SUBSCRIPTION AGREEMENT)


---------------------------------------  ---------------------------------------
Joint Tenant Signature if necessary      Print Name of Signatory and Title
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED
ON SUBSCRIPTION
AGREEMENT)


---------------------------------------  ---------------------------------------
Print Name of Joint Tenant               Co-signatory if necessary
                                         (SIGNATURE OF OWNER(S)
                                         EXACTLY AS APPEARED ON
                                         SUBSCRIPTION AGREEMENT)


                                         ---------------------------------------
                                         Print Name and Title of Co-signatory
Date:   ______________